Corporate Legal

Holcim

Hagenholzstrasse 85
CH-8050 Zürich

Phone +41 58 858 86 80
Fax +41 58 858 86 89

Securities Exchange Commission
File N° 82-4093
450 Fith Street, N.W.
USA - WASHINGTON D.C., 20549

Mail Stop 3-9

Zürich, February 16, 2004
Christian.wind@holcim.com

File N° 82-4093

Dear Sirs,

Please find enclosed a copy of the English Translation of the Information Memorandum, dated February 13, 2004.

Yours sincerely

Dr. Ch. Wind

dlw 2/18

HOLCIM INVESTMENTS (SPAIN), S.L.

Holcim

HOLCIM, THROUGH ITS SUBSIDIARY HOLCIM INVESTMENTS (SPAIN), S.L., IS OFFERING TO PURCHASE UP TO 73'439,415 SHARES OF COMMON STOCK, NO PAR VALUE, ISSUED IN REGISTERED FORM, OF THE SINGLE SERIES OF SUBSCRIBED AND PAID IN STOCK OF HOLCIM APASCO, S.A. DE C.V. (FORMERLY, APASCO, S.A. DE C.V.), REPRESENTING APPROXIMATELY 31.11% OF THE CAPITAL STOCK THEREOF THAT IN ADDITION TO THE 162,640,585 SHARES WHICH AT THIS DATE ARE HELD BY HOLCIM AND ITS SUBSIDIARIES REPRESENTS THE 100% OF THE CAPITAL STOCK OF HOLCIM APASCO, S.A. DE C.V.

Holcim

APASCO

AMOUNT OF THE OFFERING
UP TO US$749'082,033
Seven hundred forty nine millions eighty two thousand and thirty tree 00/100 USD

Holcim Investments (Spain), S.L. (the "Offeror"), is offering to the shareholders of Holcim Apasco, S.A. de C.V. (formerly, Apasco, S.A. de C.V.) (the "Company"), subject to the terms and conditions contained in this Information Memorandum and subject also to any applicable regulatory provisions, to purchase up to 73'439,415 shares of common stock, no par value, issued in registered form, of the single series of stock of the Company, bearing coupons Nos. 14 and subsequent, which together represent approximately 31.11% of the outstanding subscribed and paid in capital stock of the Company (the "Offer").

Company:	Holcim Apasco, S.A. de C.V. (formerly, Apasco, S.A. de C.V.)
Trading Symbol:	APASCO
Aggregate Number of Authorized Shares of Stock:	236'080,000 shares.
Aggregate Number of Shares Outstanding:	236'080,000 shares.
Purchase Price, including Coupons Nos. 14 and Subsequent:	US$10.20 (Ten Dollars 20/100) per Share.
Total Amount of the Offer:	Up to US$749'082,033 (Seven hundred forty nine millions eighty two thousand and thirty tree 00/100 USD)
Number of Shares to be Purchased:	Up to 73'439,415 Shares.
Percentage of the subscribed and paid in Capital Stock of the Company Represented by the Offer:	Approximately 31.11% (thirty one point eleven percent)
Offering Period:	From February 13, 2004, through March 12, 2004 (the "Offering Period"), in the understanding that such Offering Period may be extended.
Offer Expiration Date:	March 12, 2004
Registration Date on the BMV:	*March 15, 2004.*
Settlement Date:	March 19, 2004.
Date of Publication of the Notice of the Offer:	February 13, 18, 23 and 26 of 2004, and March 2, 5, 10 and 12 , of 2004.

During the Offering Period, Acciones y Valores de México, S.A. de C.V., Casa de Bolsa, Grupo Financiero Banamex, in its capacity as agent for the transaction (the "Purchasing Agent"), will receive the tender offers submitted by all the interested parties, whether through the brokers, banks or other depositaries of their choice (the "Custodians"), or directly from those shareholders who may be holding their shares in certificated form. During the Offering Period, those shareholders of the Company who may wish to tender their Shares must instruct their Custodian to accept, in their name, the terms and conditions of the Offer. Each Custodian shall:

(i) Collect all the acceptances received from its customers, in accordance with such procedures as each Custodian may deem appropriate, and maintain in custody the Shares with respect to which it may have received tender instructions.

(ii) In accordance with such Instructions, complete the form of Tender Letter provided by the Purchasing Agent.

(iii) Deliver the duly completed Tender Letter to the Purchasing Agent, at its offices located at Paseo de la Reforma 398, Floor 1, Col. Juárez, P.O. 06600, Mexico City attention, Mr. Erubiel Manrique Silva, on any business day during the Offering Period, but not later than by 15:00 hours (Mexico City time) on the Expiration Date, unless such date shall have been extended in accordance with the terms set forth in "The Offer Extension of the Offering Period; Amendment of the Terms and Revocation" in this Memorandum.

(iv) *Deliver the relevant Shares into the Purchasing Agent's account number 0307 at S.D. Indeval, S.A. de C.V., Institución para el Depósito de Valores (the "Central Account"), not later than by 15:00 hours (Mexico City time on the* Expiration Date, unless such date shall have been extended in accordance with the terms set forth in "The Offer Extension of the Offering Period; Amendment of the Terms and Revocation" in this Memorandum.

All Tender Letters delivered by the Custodians must be delivered precisely in the form provided to such effect, beginning on the first day of the Offering Period, to the Purchasing Agent at its address indicated above. Those shareholders of the Company who may be holding their shares in certificated form and who may wish to participate in the Offer, must deliver to the Custodian of their choice, or to the Purchasing Agent at its address indicated above, in addition to such documents as such Custodian may require, their shares *of stock of the Company, duly endorsed with the necessary anticipation, so as to enable the delivery of the relevant Tender Letters and the delivery of their shares into the Central Account prior to the Expiration Date.*

By taking the following actions, the holders of shares of the Company shall be deemed to have unconditionally accepted the terms of the Offer:

(i)Executing and delivering, by the Custodian, within the period stated above, a duly completed Tender Letter; and

(ii) Delivering their shares into the Central Account, through a Custodian, not later than by 15:00 hours (Mexico City time), on the Expiration Date, pursuant to the terms set forth in this Information Memorandum.

Any Offer acceptance contained in any Tender Letter improperly completed or which is received after 15:00 hours (Mexico City time) on the Expiration Date, as well as any Offer acceptance in respect of which the relevant shares are not delivered into the Central Account, shall be rejected and, accordingly, the relevant shares shall not be purchased in connection with the Offer.

All questions as to the form and validity (including questions with regard to timeliness) of any Tender Letter or any delivery of shares shall be determined by the Offeror, through the Purchasing Agent, in its sole discretion, and such determination shall be final and binding. In addition, the Offeror reserves the right to waive any irregularity or defect in the tendering process. The Purchasing Agent shall notify the relevant Custodian, as soon as practicable, the existence of any irregularity or defect in a Tender Letter.

Notwithstanding the above, neither the Offeror or the Purchasing Agent, nor any other person associated with the Offer, shall be liable for its failure to give such notice to the relevant Custodian. In case of any doubt as to the manner in which the shareholders of the Company may participate in the Offer, please contact the Purchasing Agent at its address indicated in this Information Memorandum, or at the phone number (52) 55 12 26 12 26 00 774 of Mexico City, with Mr. Gustavo Espinosa Chávez.

For information regarding the extension of the Offering Period, the amendment of the terms of the Offer or the revocation of the Offer, please see "The Offer Extension of the Offering Period; Amendment of the Terms and Revocation" in this Information Memorandum.

The Offer is subject to the following conditions: (i) the Offeror shall not be required to complete the Offer unless at least 50,067,495 Shares, representing approximately 21.21% (twenty one point twenty one percent) of the outstanding capital stock of the Company, are tendered in connection with the Offer, thereby enabling Holcim to hold, directly or indirectly, at least 90.1% of the outstanding subscribed and paid in capital stock of the Company; (ii) if less than the number of shares set forth above are tendered, the Offeror may, waive such condition and close the Offer, the Offeror shall extend the Offer for at least 5 days; and(iii) The Offeror shall not be required to complete the Offer if any necessary regulatory approval or favorable resolution cannot be obtained or is obtained in terms such that, in the Offeror's opinion, may have an adverse effect on *the Offer or the Company, as set forth in "The Offer Extension of the Offering Period; Amendment of the Terms and Revocation" in this Information Memorandum.*

The Purchase Price of the Shares purchased in connection with the Offer shall be paid in cash, either in U.S. dollars or in Mexican pesos, at the election of the shareholder.

The Purchase Price in the part of the Offer to be settled in Mexican pesos to the account maintained at Indeval by each participating Custodian, by converting the Purchase Price in U.S. dollars into Mexican pesos at an exchange rate, to pay obligations, derived from foreign currency in the Mexican Republic, published by the Banco de México, in the Federal Official Daily, in the Registration Date on the BMV. . The Purchase Price in the part of the Offer to be in the understanding that the largest period of the extension of the *Offers Expiration Date will be of 90 working days, as of the first day of the Offer paid in U.S. dollars must be settled by means of wire transfers to the bank accounts in the United States indicated by the Custodians in their Tender Letters. For information regarding* the settlement procedure associated with the Offer, see "The Offer Settlement Procedure" in this Information Memorandum. The aforementioned dates may be modified one or more times if the Expiration Date is extended in the understanding that the largest period of the extension of the Offers Expiration Date will be of 90 working days, as of the first day of the Offer in accordance with the terms set forth in "The Offer Extension of the Offering Period; Amendment of the Terms and Revocation" in this Information Memorandum.

In connection with the tax results of the Offer, please see "Taxation", in this Information Memorandum.

The Purchasing Agent will request from the CNBV, the certification in accordance with the applicable tax provisions, in effect that no Income Tax is retained.

The immediate working day after the Offer Expiration Date, the Offeror will make of public knowledge, by the Electronic System of Information "Emisnet" of the Bolsa Mexicana de Valores, S.A. de C.V. ("BMV") the offer's result establishing, among others, the total amount of shares to be bought, the Purchase Price in U.S. Dollars, and the Purchase Price in Mexican Pesos, the amount to be settled in U.S. Dollars and the amount to be settled in Mexican Pesos

Likewise notice will be made on this same date, if the offering period was extended, in the terms of this Information Memorandum.

It is anticipated that, upon completion of the Offer, a general extraordinary meeting of shareholders of the Company shall be called to consider, among others, the following:

(i) Applying to cancel the registration of the shares of stock of the Company in the Securities Section of the ("RNV") and, subsequently, to remove such shares from the list of securities authorized for trading on the BMV..

(ii) The full amendment of the corporate bylaws of the Company.

Pursuant to the Provisions, if less than the aggregate number of Shares subject matter of the Offer are purchased in connection therewith, a trust shall be established for a period of no less than 6 months, is of the date that the CNBV, authorizes the cancellation of the registration on the RNV, with any such funds as may be necessary to purchase, at the Purchase Price in the Offer fixed in Dollars, the shares from the shareholders that have not sale said shares in the Offer.

In compliance with the Provisions, the Board of Directors will issue an opinion in connection with the Offer. Santander Central Hispano Investment, S.A. has been required by Holcim Group to issue as an independent expert a report on the valuation of the Company, as well as an opinion regarding the reasonability of the Company's shares price in a context of the Offer for more information and transparency which is enclosed as an exhibit of this Memorandum.

PURCHASING AGENT
Acciones y Valores de México, S.A. de C.V.,
Casa de Bolsa, Grupo Financiero Banamex

ACCIONES Y VALORES
DE MÉXICO, S.A. DE C.V.
Casa de Bolsa

The registration in the National Securities Registry does not imply any certification as to the quality of the securities or the solvency of the Company. The Public Offers referred in this Information Memorandum, was authorized by the CNBV by means of authorization DGE-083-083 dated February 10, 2004. This Information Memorandum is available for inspection at the site maintained by the Mexican Stock Exchange in the World Wide Web (Internet), www.bmv.com.mx. The shares object of this Offer, are registered in the National Securities Registry, and are offered at the BMV

Mexico, D.F. February 13, 2004
Aut. C.N.B.V. DGE-083-083 on February 10, 2004.

TABLE OF CONTENTS

"No Purchasing Agent authorized to hold transaction with the general public, or any other person, has been authorized to provide information, or to make any statement not contained in this document. As a consequence of the above, any information or statement not contained in this document must be considered as not authorized by the Offeror and by Acciones y Valores de México, S.A. de C.V., Casa de Bolsa, Grupo Financiero Banamex."

GLOSSARY OF TERMS AND DEFINITIONS

Except as the context may otherwise require, all references herein to the following terms shall have the following meanings:

Term	Definition
ADR's	American Depositary Receipts
"Offeror"	Holcim Investments (Spain), S.L., a subsidiary of Holcim Ltd. in a 100%
"Cemasco"..	Cemasco B.V., a corporation organized under the laws of the Netherlands, and a subsidiary of Holcim.
"Central Account"...	The account No. 0307, maintained by the Purchasing Agent at Indeval.
"Citibank"	Citibank, N.A. an American financial institution.
"Clinker"	Intermediate product formed of the heat at a temperature approximately of 1,400 Celsius grades of calcium *silicatos* and *aluminatos*, used for the elaboration of cement.
"CNBV"...	The National Banking and Securities Commission of Mexico (*Comisión Nacional Bancaria y de Valores.*)
"Custodians"...	Any brokerage firm, credit institution or other depositary institution that maintains an account at Indeval for the custody of shares of stock of the Company.
"Date of Registration on the BMV".....................	March 15, 2004.
"Dollars", or "USD"..	The currency of the United States of America.
"Expiration Date"...	March 12, 2004, (the last day of the Offering Period.)
Holcim	Holcim Group, directed by Holcim Ltd, a leader world supplier of cement as well as its aggregates (gravel and sand), concrete and construction related services.
"Holcim Ltd."...	Holcim Ltd., a corporation organized under the laws of Switzerland, which is traded on the SWX Swiss Exchange, and who leads the corporate group of the Company
"Indeval"	The Mexican Securities Depositary Institution (*S.D. Indeval, S.A. de C.V., Institución para el Depósito de Valores.*)
"Information Memorandum"..............................	The foregoing information memorandum, which sets forth the terms and conditions of the Offer.
"Company"	Holcim Apasco, S.A. de C.V. (formerly, Apasco, S.A. de

	C.V.)
"Mexican Stock Exchange", or "BMV"...............	The Mexican Stock Exchange (*Bolsa Mexicana de Valores, S.A. de C.V.*)
"Mexico"	The United Mexican States.
"Offer"...	The tender offer for the purchase of up to 73'439,415 shares of common stock, no par value, issued in registered form, of the single series of the subscribed and paid in stock of the Company, bearing coupons Nos. 14 and subsequent, which together represent approximately 31.11% (Thirty one point eleven percent) of the capital stock thereof, which are the subject matter of this Information Memorandum.
"Offering Period"...	From February 13, 2004, through March 12, 2004; provided, that such period may be extended for up to 15 (fifteen) business days at any one time, at the election of the Offeror, in the understanding that such term will not be less than 5 (five) business days, in the understanding that the maximum period for the extension of the Offer will be of 90 business days, starting as of the first day of the Offers beginning.
"Provisions"	The General Provisions Applicable to Companies of Securities and Other Stock Market Participants, published in the Official Gazette of the Federation (*Diario Oficial de la Federación*) on March 19, 2003 and the General Rules applicable to the acquisition of securities that should be revealed, as well as to tender offers of securities, published in the Official Gazette of the Federation (*Diario Oficial de la Federación*) on April 25, 2002.
"Purchase Price"...	US$10.20 (Ten Dollars 20/100) per Share.
"Purchasing Agent"...	Acciones y Valores de México, S.A. de C.V., Casa de Bolsa, Grupo Financiero Banamex.
"RNV"..	The National Securities Registry (*Registro Nacional de Valores*), maintained by the CNBV.
"Settlement Date"	March 19, 2004.
"Shares"	Up to 73'439,415 shares of common stock, no par value, issued in registered form, of the single series of stock of Holcim Apasco, S.A. de C.V., bearing coupons Nos. 14 and subsequent, which together represent approximately 31.11% (Thirty one point eleven percent) of the capital stock thereof.
"Tender Letter"	The form to be completed and delivered by each Custodian to the Purchasing Agent, containing information pertaining to those customers of such Custodian who are shareholders of the Company and who wish to participate

in the Offer.

"U.S.".. The United States of America, its territories and possessions, any state of the United States of America and the District of Columbia.

INFORMATION MEMORANDUM

HOLCIM, THROUGH ITS SUBSIDIARY HOLCIM INVESTMENTS (SPAIN), S.L., IS OFFERING TO PURCHASE UP TO 73'439,415 SHARES OF COMMON STOCK, NO PAR VALUE, ISSUED IN REGISTERED FORM, OF THE SINGLE SERIES OF THE SUBSCRIBED AND PAID IN STOCK OF HOLCIM APASCO, S.A. DE C.V. (FORMERLY, APASCO, S.A. DE C.V.), REPRESENTING APPROXIMATELY 31.11% OF THE CAPITAL STOCK THEREOF THAT IN ADDITION TO THE 162,640,585 SHARES WHICH AT THIS DATE ARE HELD BY HOLCIM, AND ITS SUBSIDIARIES REPRESENTS THE 100% OF THE CAPITAL STOCK OF HOLCIM APASCO, S.A. DE C.V.

1. NAME AND ADDRESS OF THE OFFEROR AND THE COMPANY.

The Offeror is a corporation organized under the laws of Spain, having its principal address at Paseo de la Castellana No. 95, Edificio Europa, 28046, Madrid, Spain.

The Company is a limited liability, variable capital company organized under the laws of Mexico, having its principal address at Campos Elíseos # 345, Piso 18, Colonia Chapultepec Polanco, Delegación Miguel Hidalgo, Mexico City, Federal District, ZIP 11560. The Company is a 68.89% (sixty eight point eighty nine percent) direct and indirect subsidiary of Holcim, which is conducting the Offer through the Offeror.

2. THE OFFEROR.

The Offeror is a mercantile company of Sanish nationality, incorporated originally under the name of "Holdermed España, S.L." on November 24, 1997, by means of public instrument granted on Madrid before Notary Public Rafael Martin-Forero Lorente, registered under the Public Registry of Madrid, Spain, under volume 12,645, book 0, folio 112, section 8, page M-202317, inscription 1, modifying its corporate name to the actual one on November 6, 2003.

The main activity of the Offeror is the development, directly or indirectly, of the following business activities: investing capital in all sorts of companies, subscribing or purchasing shares issued by, or ownership interests in the property of, other corporations, and acquiring corporate debt instruments. The Offeror is a 100% direct and indirect subsidiary of Holcim. Prior to Offer, the Offeror has not maintained any direct equity interest in the capital stock of the Company. To this date the capital stock of the Offeror amounts to 60"003,006 Euros.

At the third quarter of the year 2003, Holcim's annual production capacity of cement was 141.1 million tons, and the sales of cement and clinker increased to 78.5 of tons. To the same date, Holcim's net sales amount to 6,908 millions USD and the net income after minority interests amounts approximately 381 millions USD.

Because Holcim is conducting the Offer through the Offeror, because both the Offeror and Holcim belong to the same control group, and because Holcim is a publicly traded company whose shares are traded on the SWX Swiss Exchange, in order to obtain additional information with respect to Holcim you should visit the site maintained by Holcim in the World Wide Web (Internet), www.holcim.com.

3. RELATIONSHIP BETWEEN THE OFFEROR AND THE COMPANY

Both the Offeror and the Company are subsidiaries of Holcim, one of the world's leading suppliers of cement, as well as aggregates (gravel and sand), concrete and construction-related services with majority and minority interests in more than 70 countries on all continents.

Its relationship with Holcim enables the Company to obtain technical and management assistance and training, and to benefit from the exchange of experiences, and also provides it with access to the international cement markets through Holcim Trading, the group's global marketing subsidiary. Holcim shares and contributes its experience and technical knowledge in the areas of production and application of cement, clinker and hydraulic binding additives; cement specifications; production, distribution and pumping of ready-mix concrete; mixture components; use of aggregates for the production of ready-mix concrete, and extraction of aggregates, sharing the results of its research, technology and ongoing experience in order to improve the existing products or develop new ones, and grants preferential treatment in connection with the use of patents, inventions and licenses.

Holcim provides technical advice and assistance in connection with the operation of cement, ready-mix and aggregates plants; planning and detailed engineering assistance for the construction, expansion or upgrade of production facilities; assistance to secure and maximize reserves of raw materials; exchange of data; and assistance in connection with the analysis of production costs, through its specialized personnel.

Holcim Support Group, Ltd. a subsidiary of Holcim, provides to the Company technical research, development, administrative and financial services, as well as support in connection with structural definitions and organizational procedures; assistance in the areas of marketing, planning and specialized accounting, production and application of cement, hydraulic binding additives, ready-mix concrete and aggregates, and extraction and processing of aggregates; planning, execution and evaluation services in connection with the operation of existing plants and the planning of new ones; technical and financial viability studies; facilities and systems maintenance services; assistance in connection with the rehabilitation and preservation of quarries; and assistance in the areas of industrial waste recycling and environmental protection, facilitating its laboratories, electronic systems and testing systems.

No other subsidiary of Holcim, different from the Offeror, pretends to participate in any way in the Offer.

The following chart shows the corporate structure of the Company to this date, including Holcim and the Offeror:


Holcim
50.81%
Shareholders in BMV
31.11%
Cemasco
18.08%
Offeror
Company

4. SUMMARY OF THE OFFER

Company.. Holcim Apasco, S.A. de C.V. (formerly, Apasco, S.A. de C.V.)

Trading Symbol.. APASCO

Purchase Price, including coupons Nos. 14 and subsequent.. US$10.20 per Share.

Basis for the Determination of the Purchase Price.. The Purchase Price per Share was determined based upon a discounted flow analysis, taking into account the existing and future operations of the Issuer.. The value of such discounted flows was reduced by an amount equal to the net debt[1] and the resulting amount was divided among the number of shares. The Offer made to the shareholders of the Company is based on the Company (an enterprise value) including accumulated cash, i.e. without taking into account any reserve for future dividend payments.

Multiples...

	Apasco	Sector[2]	CPI
Price/Profit............................	11.8	13.5	17.8
Price/Book Value..................	1.9	1.6	2.6
Value of the Company/EBITDA....	5.5	6.6	8.5

Source: "Semana Bursátil" bulletin, published by Acciones y Valores de México, S.A. de C.V., Casa de Bolsa, Grupo Financiero Banamex on February 6, 2004. All amounts have been calculated based upon information provided by the BMV.

[1] Total amount of financial debt less cash and available.
[2] Cement and construction materials in Mexico.

Aggregate Amount of the Offer	Up to US$749'082,033.00 (Seven hundred forty nine millions eighty two thousand and thirty tree 00/100 USD)
Number of Shares to be Purchased	73'439,415 shares of common stock, no par value, issued in registered form, of the single series of stock of the Company, bearing coupons Nos. 14 and subsequent.
Percentage of the subscribed and paid in Capital Stock of the Company Represented by the Offer	Approximately 31.11% (Thirty one point eleven percent.)
Offering Period	From February 13, 2004, through March 12, 2004 (the "Offering Period"), in the understanding that such Offering Period is extended for up to 15 (fifteen) business days at anyone time at election of the Offeror, provided that such term will not be less than 5 (five) business days, in the understanding that the maximum period for the extension of the Offer will be of 90 business days, starting as of the first day of the Offers beginning.
Offer Expiration Date:	March 12, 2004
Settlement Date	March 19, 2004.
Date of Registration on the BMV	March 15, 2004.
Corporate Authorizations of the Offeror	The Board of Directors of the Offeror and Holcim LTD. Resolved on their resolutions of January 13, 2003 and January 19, 2004, to perform the Offer. In both Meetings it was resolved to launch the Offer with the objective of acquiring from the minority shareholders of the Company, the rest of the shares representative of the capital stock.
Withdrawal Rights	Any person who may have accepted the Offer shall have the right to withdraw such acceptance to their entire discretion and in any moment, including the case in which they present during the Offering Period or any extension thereof, another purchase offer is made in more favorable terms. In order for the withdrawal of the Shares to be effective prior to the Expiration Date, the Custodian must deliver to the Purchasing Agent, at the address indicated in "— Purchase Procedure" below, a written notice of withdrawal; provided, that the right to withdraw such Shares is still in effect at the time. The withdrawal of Shares cannot be revoked, and the Shares withdrawn shall not be deemed to have been validly tendered for purposes of the Offer. Notwithstanding the above, the Shares withdrawn may be tendered again prior to the Expiration Date, provided that all the requirements set forth in "—Purchase Procedure" below, in connection with the

tender and delivery of such Shares, are complied with.

All questions as to the form and validity (including questions with regard to timeliness) of any notice of withdrawal shall be determined by the Offeror, through the Purchasing Agent, in its sole discretion, and such determination shall be final and binding. The Offeror, the Purchasing Agent or any other person associated with the Offer shall notify the relevant Custodian, as soon as practicable, the existence of any irregularity or defect in a notice of withdrawal. Notwithstanding the above, no such person shall be liable for its failure to give such notice to the relevant Custodian.

Purchase Procedure...

During the Offering Period, the Purchasing Agent will receive the Tender Letters delivered by the Custodians or by any shareholders who may be holding their shares in certificated form. During the Offering Period, those shareholders of the Company who may wish to tender their Shares, must instruct their Custodian to accept in their name the terms and conditions of the Offer. Each Custodian shall:

(i) Collect all the acceptances received from its customers, in accordance with such procedures as each Custodian may deem appropriate, and maintain in custody the Shares with respect to which it may have received tender instructions.

(ii) In accordance with such instructions, complete the form of Tender Letter provided by the Purchasing Agent.

(iii)Deliver the duly completed Tender Letter to the Purchasing Agent, at its offices located at Paseo de la Reforma 398, Floor 1, Col. Juárez, 06600, Mexico City attention, Mr. Erubiel Manrique Silva, on any business day during the Offering Period, but not later than by 15:00 hours (Mexico City time) on the Expiration Date, unless such date shall have been extended in accordance with the terms set forth in "The Offer Extension of the Offering Period; Amendment of the Terms and Revocation" in this Information Memorandum.

(iv)Deliver the relevant Shares into the Purchasing Agent's account number 0307 at S.D. Indeval, S.A. de C.V., Institución para el Depósito de Valores (the "Central Account"), not later than by 15:00 hours (Mexico City time on the Expiration Date, unless such date shall have been extended in accordance with the terms set forth in "The Offer Extension of the Offering Period; Amendment of the Terms and Revocation" in this Information Memorandum.

All Tender Letters delivered by the Custodians must be delivered precisely in the form provided to such effect, beginning on the first day of the Offering Period, to the Purchasing Agent at its address indicated above.

Those shareholders of the Company who may be holding their shares in certificated form and who may wish to participate in the Offer, must deliver to the Custodian of their choice, or to the Purchasing Agent at its address indicated above, in addition to such documents as such Custodian or the Purchasing Agent may require, their shares of stock of the Company, duly endorsed with the necessary anticipation, so as to enable the delivery of the relevant Tender Letters and the delivery of their shares into the Central Account prior to the Expiration Date.

By taking the following actions, the holders of shares of the Company shall be deemed to have unconditionally accepted the terms of the Offer:

(i) Executing and delivering, through a Custodian, within the period stated above, a duly completed Tender Letter; and

(ii) Delivering their shares into the Central Account, through a Custodian, not later than by 15:00 hours on the Expiration Date, pursuant to the terms set forth in this Information Memorandum.

Any Offer acceptance contained in any Tender Letter improperly completed or which is received after 15:00 hours . on the Expiration Date, as well as any Offer acceptance in respect of which the relevant shares are not delivered into the Central Account, shall be rejected and, accordingly, the relevant shares shall not be purchased in connection with the Offer. Those shareholders who may wish to tender their shares in connection with the Offer, must ensure that the Purchasing Agent receives from their Custodian, prior to the Expiration Date, a duly completed Tender Letter. In addition, such shareholders must ensure that their Shares are delivered by their Custodian to the Central Account prior to the Expiration Date.

Any issue regarding the form and validity (including questions with regard to timeliness) of any Tender Letter or any delivery of shares shall be determined by the Offeror, through the Purchasing Agent, in its sole discretion, and such determination shall be final and binding. In addition, the Offeror reserves the right to waive any irregularity or defect in the tendering process. The Purchasing Agent shall notify or inform the relevant Custodian, as soon as possible, the existence of any irregularity or defect in a Tender Letter. Notwithstanding the above, neither the Offeror or the Purchasing Agent, nor any other person associated with the Offer, shall be liable for its failure to give such notice to the relevant

Custodian.

In case of any doubt as to the manner in which the shareholders of the Company may participate in the Offer, please contact the Purchasing Agent at its address indicated in this Information Memorandum, or at the phone number (52) (55)12260661 , in Mexico City.

Extension of the Offering Period; Amendment of the Terms and Revocation ....

The Offeror shall be required to extend the Expiration Date if required by the Provisions. In the event of a material amendment of the terms of the Offer or the information pertaining to the Offer by the Offeror, or if the Offeror waives any material condition for the Offer and the applicable laws so require, the Offer shall be extended so as to enable the shareholders to consider the new terms.

The Offer and its terms may be amended at any time and until the Offer Expiration Date, provided that the amendment affords a more favorable treatment of the intended recipients, or otherwise as set forth in this Information Memorandum. In the event of a material amendment, the Offering Period shall be extended for a period of at least five (5) business days, and no longer than 15 business days, for every occasion, in the understanding that the maximum extension period will be of 90 business days, starting as of the first day of the beginning of the Offer. In case the Offer is extended, it will be made public by means of the Electronic Information System "Emisnet" of the BMV, no later than the next business day of the Offer Expiration Date and by publishing a notice on a newspaper of nationwide circulation, no later than 2 days after the Offer Expiration Date. In any event, the amendments must be publicized by the same means used to publicize the Offer. In the event of any material amendment to the terms of the Offer, any shareholder who may have accepted the Offer shall be entitled to withdraw such acceptance.

The Offeror shall inform the Purchasing Agent of any extension of the Expiration Date or any amendment to the terms of the Offer. Such extension or amendment , on its case, shall be publicized by means of the publication of a notice in a newspaper of nationwide circulation and through the electronic information system (*Emsinet*) maintained by the BMV, not later than the business day immediately following the original Expiration Date, and by publishing a notice on a newspaper of nationwide circulation, no later than 2 days after the Offer Expiration Date. During any such extension, all shares previously tendered in connection with the Offer which are not withdrawn, shall remain subject to the terms of the Offer as in effect following such extension, provided, that the holders of such Shares shall have the right to withdraw

their acceptances.

If the Offer is revoked for any reason, all the Shares deposited in the Central Account shall be transferred to the account maintained by the relevant Custodian at Indeval, on the business day immediately following the Expiration Date.

Settlement Procedure.. The Purchase Price of US$10.20 per each Share purchased in connection with the Offer, shall be paid in cash, in U.S. dollars or Mexican pesos at the election of the shareholder, against the delivery of the Shares, on the Settlement Date (as such date may be extended pursuant to the terms set forth in this Information Memorandum).

The Purchase Price in the part of the Offer to be settled in Pesos, shall be paid to the account maintained at Indeval by each Custodian, only to those shareholders who shall have, through their respective Custodian, (i) validly accepted the terms of the Offer by means of the delivery of a Tender Letter to the Purchasing Agent, in the terms set forth in this Information Memorandum, (ii) delivered their Shares into the Central Account indicated herein, and (iii) not withdrawn such Shares prior to the Expiration Date.

The Purchase Price in Mexican pesos shall be determined as follows:

The Purchase Price in U.S. dollars shall be converted into Mexican pesos at the exchange rate for the settlement of foreign denominated transactions payable in Mexico as published in the Federal Official Daily on the Date of Registration on the BMV.

The exact amount of the Purchase Price per Share in Mexican pesos shall be announced through the *Emisinet* system not later than on the Expiration Date of the Offer.

The Purchase Price in the part of the Offer to be settled in the U.S. shall be paid in U.S. dollars by means of wire transfers to the bank accounts in the United States indicated by the Custodians in their Tender Letters, only to those shareholders who shall have, through their respective Custodian, (i) notified in writing (in their Tender Letters) their wish to receive the Purchase Price in U.S. dollars in accordance with the procedure described in this Information Memorandum, (ii) validly accepted the terms of the Offer, (iii) delivered their Shares into the Central Account indicated herein, (iv) not withdrawn such Shares prior to the Expiration Date, and (v) indicated (in their Tender Letters) the number of the bank account established in the name of their Custodian in the United States, to which the Purchase Price in dollars must be

made.

Each Custodian shall be responsible for effecting payment to each of their customers who is a shareholder participating in the Offer.

On the business day immediately following the Expiration Date of the Offer, the Offeror shall make public through the Emisnet the results of the Offer, establishing, among other things, the aggregate number of Shares to be purchased in connection with the Offer, the Purchase Price per Share in U.S. dollars, the Purchase Price per Share in Mexican pesos, the aggregate amount to be settled in U.S. dollars and the aggregate amount to be settled in Mexican pesos. In the event that the Offering Period shall have been extended pursuant to the terms set forth in this Information Memorandum, the relevant notice of extension shall be published on the aforementioned date.

The settlements in both U.S. dollars and Mexican pesos shall be paid without any deduction or withholding of any nature whatsoever. If applicable, each Custodian shall be responsible for withholding and paying any taxes due by their customers. In connection herewith, the shareholders should carefully review the section entitled "Taxation" in this Information Memorandum.

5. PURCHASING AGENT.

Acciones y Valores de México, S.A. de C.V., Casa de Bolsa, Grupo Financiero Banamex.

6. MARKET INFORMATION.

The shares of stock of the Company have been listed on the Mexican Stock Exchange since November 30, 1981.

The closing price for the shares of the Company on the day before Holcim announced its intent to conduct the Offer, it means January 22, 2004, was $96.46 Pesos, and the closing price of such shares on February 16, 2004 was $112.40.

The following table shows the highest, lowest and average price in nominal pesos, of the shares of stock of the Company during the period from 2002 through February 10, 2004.

Period	High	Low	Average
2004			
(Period January 1st to February 10, 2004)	113.00	90.70	100.89
2003			
First Quarter	63.19	54.50	57.80
Second Quarter	84.01	61.31	70.95
Third Quarter	86.5	80.05	82.67
Fourth Quarter	92.9	82.85	85.56
2002			
First Quarter	53.25	40.74	45.81
Second Quarter	61.86	53.34	57.22
Third Quarter	58.75	52.30	55.62
Fourth Quarter	59.67	52.54	55.85

Source: Acciones y Valores de México, S.A. de C.V., Casa de Bolsa, Grupo Financiero Banamex, based upon information provided by the BMV.

In 1992, the Company established an ADRs program in the United States, with Citibank as Depositary, which represented approximately 0.1% of the outstanding shares of stock of the Issued. The ADR program was cancelled effective January 12, 2004. Please refer to Section "The ADR's Program" herein.

7. CONDITIONS FOR THE OFFER.

The Offer is subject to the following conditions:

(i) The Offeror shall not be required to complete the Offer unless at least 50,067,495 Shares, representing approximately 21.21% (twenty one point twenty one percent) of the outstanding subscribed and paid in capital stock of the Company, are tendered in connection with the Offer, thereby enabling Holcim to hold, directly or indirectly, at least 90.1% of the outstanding subscribed and paid in capital stock of the Company.

(ii) If less than the number of shares set forth in paragraph (i) above is tendered, the Offeror may waive such condition and close the Offer, provided the Offeror shall extend the Offering Period for at least 5 (five) business days.

(iii) The Offeror shall not be required to complete the Offer if any necessary regulatory approval or favorable resolution cannot be obtained or is obtained in terms such that, in the Offeror's opinion, may have an adverse effect on the Offer or the Company.

The Offer and its terms may be amended at any time until the Offer Expiration Date, provided that the amendment affords a more favorable treatment of the intended recipients, or otherwise as set forth in this Information Memorandum.

In the event of a material amendment, the Offering Period shall be extended for a period of at least five (5) business days. In any event, the amendments must be publicized by the same means used to publicize the Offer.

In the event of any material amendment to the terms of the Offer, any shareholder who may have accepted the Offer shall be entitled to withdraw such acceptance.

8. AGREEMENTS PREDATING THE OFFER.

No agreements predating the Offer exist among Holcim, the Offeror and the Company, or among Holcim, the Offeror and other offerors, shareholders or directors of the Company in connection with the Offer.

9. PURPOSE AND INTENT OF THE OFFER.

The purpose of the Offer is for the Offeror to hold up to 73,439,415 (seventy three million four hundred thirty nine thousand four hundred fifteen) Shares, representing approximately 31.11% (Thirty one point eleven percent) of the subscribed and paid in capital stock of the Company, thereby enabling Holcim to consolidate its direct and indirect ownership interests in the subscribed and paid in capital stock of the Company, as Holcim will then hold, directly or indirectly, 100% (one hundred percent) of the subscribed and paid in capital stock of the Company.

10. FUTURE PLANS AND PROJECTS.

It is anticipated that, upon completion of the Offer, a general extraordinary meeting of shareholders of the Company shall be called to consider, among others, the following:

(i) Applying to cancel the registration of the shares of stock of the Company in the Securities Section of the RNV and, subsequently, to remove such shares from the list of securities authorized for trading on the Mexican Stock Exchange.

(ii) The full amendment of the corporate bylaws of the Company.

11. SOURCE AND AMOUNT OF FUNDS.

The Offeror intends to use Holcim's own resources to complete the Offer.

To this date, there are no plans for mergers, splits or changes in the corporate purpose of the Company, nor is it planed to use the assets, nor change the labor or commercial politics.

12. SHAREHOLDING.

As of the date of this Information Memorandum, Holcim owns, directly or indirectly, 162,640,585 shares of the outstanding capital stock of the Company, representing 68.89% (sixty eight point eighty nine percent) of such subscribed and paid in capital stock thereof. As mentioned above, prior to the Offer the Offeror has not maintained any direct equity interest in the capital stock of the Company and, accordingly, upon completion of the Offer the Offeror shall directly own shares representing 31.11% (Thirty one point eleven percent) of the subscribed and paid in capital stock of the Company.

In the following schedule are shown the shareholding of Holcim and its subsidiaries in the Company, assuming that the 73,439, 415 shares will be sold in the Offer

Prior to the Offer			Upon Completion of the Offer		
Shareholder	Number of Shares Owned	Percentage	Shareholder	Number of Shares Owned	Percentage
Holcim	120,054,314	50.81%	Holcim	120,054,314	50.81%
Cemasco	42,586,271	18.08%	Cemasco	42,586,271	18.08%
Publicly held	73,439,415	31.11%	Publicly held ...		0%
Offeror	0	0%	Offeror	73,439,415	31.11%
Total	236'080,000	100.00%	Total	236'080,000	100.00%

The Offeror has no knowledge if any officer, member of the Board of Directors of the Company or other shareholders will participate or not in the Offer.

13. CONSEQUENCES OF THE OFFER.

As mentioned above, as of the date of this Information Memorandum Holcim owns, directly or indirectly, a majority interest in the capital stock of the Company, and such majority interest will be further increased upon completion of the Offer. As a result, following the completion of the Offer Holcim, directly or though its subsidiaries, including the Offeror, intends to take all such actions as may be necessary to file an application with the CNBV requesting the cancellation of the registration of the shares of stock of the Company in the Securities Section of the RNV, and their removal from the list of securities authorized for trading on the Mexican Stock Exchange.

The consummation of the offer will reduce in a substantial manner the number of shareholders, for what it is most likely that no active secondary market will exist for those shares.

After the cancellation of the registration on the RNV, the Company shall no longer be subject to the Securities Market Law (*Ley del Mercado de Valores*) or the Provisions, including the related to periodic information revelation, nor to the supervision of the CNBV, and the Company intends to fully amend its corporate bylaws.

14. CANCELLATION OF THE REGISTRATION BEFORE THE NATIONAL SECURITIES REGISTRY.

Upon completion of the Offer, Holcim, directly and through its subsidiaries, including the Offeror, intends to take all such actions as may be necessary, including calling and holding a general extraordinary meeting of shareholders of the Company, to cause the Company to file an application with the CNBV requesting the cancellation of the registration of its shares of stock in the Securities Section of the RNV and their removal from the list of securities authorized for trading on the Mexican Stock Exchange (the "Cancellation of the Registration").

15. OPINIONS OF THE BOARD OF DIRECTORS AND THE INDEPENDENT EXPERT.

The Board of Directors will issue an opinion in connection with the Offer in compliance with the provisions, and taking into consideration the audit committee. Once the Board has issued its opinion, it will be at the public disposal on the electronic page of the world wide web (Internet) of the Mexican Stock Exchange, which address is www.bmv.com.mx.

Santander Central Hispano Investment, S.A. has been required by Holcim Group to issue as independent expert a report on the valuation of the Company, as well as an opinion regarding the reasonability of the Company's shares price in the context of the Offer for more information and transparency. To consult such opinion, please refer to Exhibit A-1 of this Information Memorandum.

16. PURCHASING TRUST.

Pursuant to the Provisions, if less than the aggregate number of Shares subject matter of the Offer are purchased in connection therewith, Holcim, Cemasco and the Offeror shall be required to (i) file with the CNBV any such additional documents (corporate or otherwise) as may be necessary to obtain the Cancellation of the Registration, and (ii) establish a trust and, in their capacity as settlors and beneficiaries thereof, convey to such trust, for a period of at least six months beginning from the date on which the CNBV authorizes the Registration Cancellation, any such funds as may be necessary for the trustee to purchase, at the Purchase Price in the Offer fixed in Dollars, all of the shares not sold during the Offer, and with the purpose that such shares shall be subsequently transferred by the trustee to the Offeror or the company designated by the Offeror.r

The shareholders that did not participate in the Offer, who wish to sell their shares through the trust referred in the aforementioned paragraph, and who wish to receive Pesos, may not receive the same amount of Pesos per share, as the shareholders that sold their shares during the Offer, because of possible variations of the exchange rate which will result applicable in the acquiring date in connection to the one determined in Pesos in the Offer, as set forth in the "Conditions of the Offer. Settlement Date" of this Information Memorandum.

17. TAXATION.

Because the Offer involves the transfer of securities issued by a Mexican corporation, those shareholders who may elect to tender their shares in connection with the Offer will be subject to certain tax consequences in Mexico.

The tax provisions described below may not be applicable to certain shareholders and, accordingly, the shareholders are strongly encouraged to consult their own tax advisors for a complete understanding of the tax treatment applicable to the sale of their shares in connection with the Offer. The Offeror, the Company and the Purchasing Agent assume no liability whatsoever in connection with the tax consequences for or the tax obligations of any person that elects to sell its shares in connection with the Offer.

Settlement, either Pesos or Dollars, shall be made without deduction or withholding of any kind. In such case, each Custodian shall be liable for the withholding and payment of the corresponding taxes to their clients in the terms mentioned below.

The sale of shares of stock of the Company though the Mexican Stock Exchange in connection with the Offer shall have the tax consequences described below, which vary depending on the particular circumstances of each shareholder.

Mexican Resident Individuals

Those individuals considered as Mexican residents who did not hold any shares of stock of the Company at the time of the original registration of such shares on the RNV, will be exempt from any income tax in connection with any gain derived from the sale of their shares through the Mexican Stock Exchange in connection with the Offer.

Those individuals considered as Mexican residents who were shareholders of the Company at the time of the original registration of such shares on the RNV, will be exempt from any income tax in connection with any gain derived from the sale of their shares in connection with the Offer, provided that the following conditions are met:

(a) That at least five continuous years have elapsed since the initial date of trading of the shares on the Mexican Stock Exchange;

(b) That at least 35% of the outstanding shares of the Company are held by the investing public at large, through the Mexican Stock Exchange;

(c) That the Offer includes all of the series of shares of stock of the Company, and is conducted at the same price per share for all the shareholders, and

(d) That the shareholders have the ability to accept offers with more competitive terms than those received prior to and during the Offering Period, without being subject to any penalty whatsoever.

The aforementioned conditions have been satisfied given that:

(a) The shares of stock of the Company were first registered with the RNV on November 30, 1981, and have since continuously traded in the Mexican Stock Exchange, thereby satisfying the condition set forth in subparagraph (a) above.

(b) According to the information available to Holcim, at least 18.2% of the 68.89% of the shares of stock of the Company that are directly or indirectly owned by Holcim, are held by persons that were not shareholders of the Company at the time of the original registration of such shares with the RNV; and at least 22% of the 31.1% of the shares of stock of the Company that are held by the investing public at large and are held by persons other than the original shareholders. As a result, at least 40.2% of the shares of stock of the Company are currently held by persons other than the original shareholders and were purchased through the Mexican Stock Exchange.

In connection with the above, pursuant to the provisions contained in Rule 3.12.2 of the Miscellaneous Tax Resolution, any Shares which as of the date of commencement of the Offering Period are held by persons other than their original holders (e.g., the holders of such shares as of the date of the original registration with the RNV), shall be deemed to be held by the investing public at large.

Based upon the above, the Offer satisfies the condition set forth in subparagraph (b) above.

(c) As set forth in "Conditions for the Offer", both conditions set forth in subparagraphs (c) and (d) above have also been satisfied.

In addition, pursuant to Article 60 of the Income Tax Law of Mexico, the financial institutions involved in any transfer of shares through the Mexican Stock Exchange are required to withhold the applicable taxes. More particularly, the financial institutions involved in any offer for the tender of shares by individuals who do not meet the exemption criteria described above, are required to withhold the applicable taxes. Notwithstanding the above, pursuant to aforementioned Rule 3.12.2 such financial institutions will not be required to effect such withholding in those instances where the CNBV has issued a determination to the effect that the transfer of shares satisfies all the legal conditions required in order for an individual seller to be tax exempt as described herein.

The certification referred to in the preceding paragraph must be requested by the Purchasing Agent, and in connection therewith the Secretary of the Board of Directors of the Company shall be required to file with the CNBV, prior to the commencement of the Offer, a list of the persons that were shareholders of the Company at the time of the original registration of the shares thereof before the RNV, including the number of shares held by each such person as of such date, and the Company will be jointly and severally liable with for any taxes not properly withheld as a result of any omissions, errors or false statements contained in the information submitted to the CNBV.

As stated above, the transfer of shares of the Company through the Mexican Stock Exchange in connection with the Offer satisfies all the applicable conditions, and all the information required to obtain the aforementioned determination from the CNBV has been filed therewith. If the CNBV issues such determination, the relevant financial institutions will not be required to withhold any taxes in connection with any transfer of shares by an individual shareholder, and any individual considered as Mexican resident who was a shareholder of the Company at the time of the original registration of its shares on the RNV, will not be subject to any income tax on any gain realized as a result of the sale of his shares in connection with the Offer.

If the CNBV does not issue the above mentioned determination prior to the acquisition of the Shares in connection with the Offer, the financial institutions will be required to withhold 5% of the Purchase Price payable in respect of the shares sold by any individual who is included in the list of persons that were shareholders of the Company at the time of registration of its shares on the RNV, as filed with the CNBV by the Secretary or Alternate Secretary of the Board of Directors of the Company.

It should be noted that upon the Cancellation of the Registration, the shares of stock of the Company will no longer be deemed to be held by the investing public at large and, accordingly, any transfer of shares by an individual, including any transfer during or after the period when such shares are held in the trust described in "Purchasing Trust" above, will be subject to income tax withholding.

Non-Mexican Residents

The proceeds received by non-Mexican residents in connection with the transfer of shares of a Mexican Company are considered as income from a Mexican source and, accordingly, such persons are subject to Mexican income taxes.

Notwithstanding the above, non-Mexican residents will not be subject to Mexican income taxes in connection with any transfer of shares through the Mexican Stock Exchange, provided that such transfer satisfies the exemption requirements applicable to individuals.

As mentioned above, according to the information available to the Offeror, all the requirements applicable to the exemption from income tax of any individuals who may transfer their shares in connection with the Offer have been satisfied and, accordingly, the transfer of shares by non-Mexican residents will also not be subject to Mexican income taxes.

Non-Mexican resident shareholders who are considered original shareholders pursuant to the provisions described in "Mexican Resident Individuals" above, will be subject to Mexican income tax in respect of the proceeds obtained from their transfer of shares of the Company through the Mexican Stock Exchange in connection with the Offer, unless the CNBV has issued the determination described in "Mexican Resident Individuals", described in item 17.

It should be noted that non-Mexican resident shareholders who elect to transfer their shares of the Company through the Mexican Stock Exchange in connection with the Offer, may be subject to taxation under the applicable tax laws of their countries of residence and, accordingly, such shareholders should inform themselves as to the tax treatment applicable in their particular circumstances.

Those individuals or entities that are residents of a country with which Mexico has a Treaty for the Avoidance of Double Taxation, may avail themselves of the benefits of the relevant treaty by submitting evidence of their foreign residency for tax purposes and by designating a Mexican representative for purposes of filing such evidence, unless the CNBV issues the determination described above.

As described in "Mexican Resident Individuals", after the Cancellation of the Registration any transfer of shares by non-Mexican residents, including any transfer during or after the period when such shares are held in the trust referred to in this Information Memorandum "—Purchasing Trust" above, will be subject to Mexican income tax withholding pursuant to the applicable provisions.

Mexican Resident Entities; Non-Mexican Residents with Permanent Establishments in Mexico

Profits on the sale of shares through the Mexican Stock Exchange in connection with the Offer, by *entities considered as Mexican residents, or by non-Mexican residents that have a permanent establishment* in Mexico, constitute taxable income for purposes of the determination of their net income tax basis.

Pursuant to the applicable tax laws, the profit on the sale of shares by entities considered as Mexican residents, and by non-Mexican residents that have a permanent establishment in Mexico, will be calculated based upon the transfer price per share and the average cost per share of said shares, which will in turn be determined by taking into account the specific circumstances involved in each case.

18. THE ADRs.

As of June 1, 1992, the Company established an ADRs program in the United States, with Citibank as Depositary, which represented approximately 0.1% of the outstanding shares of stock of the Issued.

Pursuant to the terms of the Deposit Agreement dated June 1st, 1992, held between the Company and Citibank, the holders of ADRs were notified that, effective as of January 12, 2004, the Deposit Agreement would be terminated. As a result of the termination of the Deposit Agreement, among other things, registration of transfers of ADRs have been discontinued, distribution of dividends have been suspended and Citibank, no longer accepts deposits of shares for issuance of new ADS. Citibank, N.A. will not give any further notices or perform any further acts under the Deposit Agreement, except those specifically set forth for the cancellation of the program. If a holder of ADRs has not and does not surrender its ADRs or withdraw deposited shares (subject to the payment of relevant cancellation fees and other relevant governmental charges) before July 12, 2004, Citibank, may sell the shares held on deposit and hold, without liability for interest, the net proceeds of any such sale. In connection with any such sale, upon surrender of ADRs, ADRs holders will be entitled to receive the proceeds of the sale, less fees, taxes and expenses.

The Offer is not extended to the ADRs holders. Any holder of ADRs who may wish to participate in the Offer must:

(i) Deliver their ADRs certificates to Citibank, as depositary, for the purpose of withdrawal of the whole number of shares evidenced thereby;

(ii) Pay Citibank, N.A. the cancellation fee of the ADR surrendered as well as pay all taxes, duties and other governmental charges payable in connection with the delivery of shares against surrender of ADRs; and

(iii) Deliver written instructions directing Citibank, to cause such whole number of shares being withdrawn, to be delivered to, or upon written order of, the person or persons designated in such instructions (it is strongly recommended that such person or persons be made aware of such designation).

After withdrawal of the underlying shares, the shareholders must follow the procedure described in "Summary of the Offer. Purchase Procedure" of this Information Memorandum.

19. PERSONS RESPONSIBLE.

The undersigned hereby certify, under penalty of perjury, that to the best of our knowledge this Information Memorandum does not omit to disclose any material information, or contain any untrue statement that would cause the information contained herein with respect to the Offer to be misleading.

The Offeror

Name: Agustín Santamarina Vázquez
Title: Attorney-in-fact

Name: Vicente Grau Alonso
Title: Attorney-in-fact

The Purchasing Agent

Name: Nadia Kadise Sucar
Title: Attorney-in-fact

The Offer is made in Mexico only complies with all the Mexican legal provisions applicable to the transaction described herein. Only those authorizations and favorable resolutions required in connection with the Offer under the applicable laws of Mexico have been obtained, including the authorization of the CNBV. The Offer is not made outside Mexican territory regardless of the nationality or legal residence of the holders of Shares in accordance with Mexican law, in the understanding that the Offer is not made to any person who is a resident of a country or territory in which such Offer is prohibited by the applicable laws of such country or territory, or where such Offer is subject to any permits, authorizations or registrations that have not been obtained or made. The making of the Offer to holders of the Shares located or resident in, or nationals or citizens of, jurisdictions outside Mexico, may be affected in such certain jurisdictions outside Mexico by the laws of the relevant jurisdictions. Such shareholders should inform themselves about and observe any applicable legal or regulatory requirements. Shareholders who are in any doubt about their position should consult a professional adviser in the relevant jurisdiction.

This Offer is not made outside the territory of Mexico, nor is the Offer made to any person who is a resident of any country or territory that prohibits the participation of such person in the Offer in Mexico. This Information Memorandum has not been prepared for the purpose of delivery to any person in any jurisdiction outside Mexico.

Mexico D.F. February 13, 2004

20. EXHIBITS

A-1
[Fairness Opinion]

INFORMATION MEMORANDUM. The securities described in this Information Memorandum have been registered with the Securities Section of the National Registry of Securities maintained by the CNBV, and cannot be offered or sold outside Mexico unless permitted by the applicable laws of other countries.

This Information Memorandum in the English language is a translation of the original Information Memorandum in Spanish, which is available contacting to Acciones y Valores de México, S.A. de C.V., Casa de Bolsa, Grupo Financiero Banamex.

In the event of any discrepancy between the Spanish version and the English translation of this Information Memorandum, the Spanish version shall prevail.

The Information Memorandum in Spanish is the only document approved by the CNBV.